UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Organogenesis Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68621F102

(CUSIP Number)

Lori Freedman

Vice President and General Counsel

Organogenesis Holdings Inc.

85 Dan Road

Canton, MA 02021

Tel: (781) 575-0775

With a copy to:

William R. Kolb

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D	Page 2 of 18 Pages

1.	Names of Reporting Persons. Alan A. Ades
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,131,772 Shares
	8.	Shared Voting Power 11,131,474 Shares
	9.	Sole Dispositive Power 19,131,772 Shares
	10.	Shared Dispositive Power 11,131,474 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,263,246 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.6%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 3 of 18 Pages

1.	Names of Reporting Persons Albert Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,718,330 Shares
	8.	Shared Voting Power 13,862,673 Shares
	9.	Sole Dispositive Power 5,718,330 Shares
	10.	Shared Dispositive Power 13,862,673 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,581,003 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 4 of 18 Pages

1.	Names of Reporting Persons. Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,519,983 Shares
	8.	Shared Voting Power 1,418,680 Shares
	9.	Sole Dispositive Power 13,519,983 Shares
	10.	Shared Dispositive Power 1,418,680 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,938,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 5 of 18 Pages

1.	Names of Reporting Persons. Dennis Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,741,523 Shares
	8.	Shared Voting Power 3,311,284 Shares
	9.	Sole Dispositive Power 6,741,523 Shares
	10.	Shared Dispositive Power 3,311,284 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,807 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 6 of 18 Pages

1.	Names of Reporting Persons. Starr Wisdom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,262 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,262 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,262 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68621F102	13D	Page 7 of 18 Pages

1.	Names of Reporting Persons. Organo PFG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,279,490 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,279,490 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,279,490 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 8 of 18 Pages

1.	Names of Reporting Persons. Organo Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,851,984 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,851,984 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,851,984 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 9 of 18 Pages

1.	Names of Reporting Persons. Alan Ades 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,725,274 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,725,274 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,725,274 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 10 of 18 Pages

1.	Names of Reporting Persons. Albert Erani Family Trust dated 12/29/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,731,199 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,731,199 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,199 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 11 of 18 Pages

1.	Names of Reporting Persons. Dennis Erani 2012 Issue Trust dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,964,131 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,964,131 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,964,131 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 12 of 18 Pages

1.	Names of Reporting Persons. GN 2016 Family Trust u/a/d August 12, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,418,680 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,418,680 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,418,680 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 13 of 18 Pages

1.	Names of Reporting Persons. GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,761,320 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,761,320 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,761,320 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	Page 14 of 18 Pages

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on December 20, 2018 on behalf of Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC, Organo Investors LLC, Dennis Erani 2012 Issue Trust dated 12/20/12, Alan Ades 2014 GRAT, Albert Erani Family Trust dated 12/29/2012, GN 2016 Family Trust u/a/d August 12, 2016 and GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (collectively, the “Controlling Entities”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 27, 2019 and Amendment No. 2 to the statement on Schedule 13D filed on November 19, 2020 (such Schedule 13D and amendments, the “Original Statement”). The Original Statement, as amended by this Amendment No. 3 (the “Statement”), relates to the shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Organogenesis Holdings Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 3 amends the Original Statement as specifically set forth herein. Except as set forth in this Amendment No. 3, all previous Items in the Original Statement remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is supplemented as follows:

“On May 6, 2021, Organo PFG made a pro rata distribution (the “Distribution”) of 23,855,148 Shares, including 120,505 shares to Alan A. Ades, 9,235,495 Shares to Alan A. Ades as trustee of the A. Ades GRAT, 115,685 Shares to Albert Erani, 4,661,129 Shares to Albert Erani as trustee of the Albert Erani 2014 GRAT, and 5,417,900 Shares to Dennis Erani as trustee of the Dennis Erani 2014 GRAT.”

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Original Statement is hereby amended and restated as follows:

“The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 128,218,266 Shares as reported in the quarterly report on Form 10-Q filed by the Issuer on May 10, 2021. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of May 6, 2021. The cover page to this Statement for each Reporting Person is incorporated by reference in its entirety into this Item 5.

(a)     Alan A. Ades is the beneficial owner of a total of 30,263,246 Shares, representing approximately 23.6% of the outstanding Shares and consisting of (i) 8,406,498 Shares held by Alan Ades, (ii) 10,725,274 Shares held by the A. Ades GRAT, (iii) 8,279,490 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Albert Erani is the beneficial owner of a total of 19,581,003 Shares, representing approximately 15.3% of the outstanding Shares and consisting of (i) 1,057,201 Shares held by Albert Erani, (ii) 2,731,199 Shares held by the A. Erani Trust, (iii) 8,279,490 Shares held by Organo PFG, (iv) 2,851,984 Shares held by Organo Investors and (v) 4,661,129 Shares held by the Albert Erani 2014 GRAT. Albert Erani is trustee of the Albert Erani 2014 GRAT.

CUSIP No. 68621F102	Page 15 of 18 Pages

Dennis Erani is the beneficial owner of a total of 10,052,807 Shares, representing approximately 7.8% of the outstanding Shares and consisting of (i) 1,323,623 Shares held by Dennis Erani, (ii) 2,964,131 Shares held by the D. Erani Trust, (iii) 347,153 Shares held by the Purchasing Trust and (iv) 5,417,900 Shares held by the Dennis Erani 2014 GRAT. Susan Erani, who is Dennis Erani’s spouse, and Mr. Nussdorf are co-trustees of the Purchasing Trust. Dennis Erani is trustee of the Dennis Erani 2014 GRAT.

Glenn H. Nussdorf is the beneficial owner of a total of 14,938,663 Shares, representing approximately 11.7% of the outstanding Shares and consisting of (i) 2,758,663 Shares held by Mr. Nussdorf, (ii) 1,418,680 Shares held by the GN Trust and (iii) 10,761,320 Shares held by the GN GRAT.

Starr Wisdom is the beneficial owner of a total of 20,262 Shares, representing approximately 0.0% of the outstanding Shares. Ms. Wisdom holds all such Shares directly.

Organo PFG is the beneficial owner of a total of 8,279,490 Shares, representing approximately 6.5% of the outstanding Shares. Organo PFG holds all such Shares directly. Alan Ades and Albert Erani are the managing members of Organo PFG.

Organo Investors is the beneficial owner of a total of 2,851,984 Shares, representing approximately 2.2% of the outstanding Shares. Organo Investors holds all such Shares directly. Alan Ades and Albert Erani are the managers of Organo Investors.

The A. Ades GRAT is the beneficial owner of a total of 10,725,274 Shares, representing approximately 8.4% of the outstanding Shares. The A. Ades GRAT holds all such Shares directly. Alan Ades is trustee of the A. Ades GRAT.

The A. Erani Trust is the beneficial owner of a total of 2,731,199 Shares, representing approximately 2.1% of the outstanding Shares. The A. Erani Trust holds all such Shares directly. Starr Wisdom, John Wisdom and Jeffrey Baddish are co-trustees of the A. Erani Trust.

The D. Erani Trust is the beneficial owner of a total of 2,964,131 Shares, representing approximately 2.3% of the outstanding Shares. The D. Erani Trust holds all such Shares directly. Mr. Nussdorf, Susan Erani, who is Dennis Erani’s spouse, and David Peretz are co-trustees of the D. Erani Trust.

The GN Trust is the beneficial owner of a total of 1,418,680 Shares, representing approximately 1.1% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 10,761,320 Shares, representing approximately 8.4% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is trustee of the GN GRAT.”

Paragraphs (b) and (c) of Item 5 of the Original Statement are supplemented as follows:

CUSIP No. 68621F102	Page 16 of 18 Pages

“    (b)    Albert Erani exercises sole voting and dispositive power over the Shares held by the Albert Erani 2014 GRAT. Albert Erani disclaims beneficial ownership of the Shares held by the Albert Erani 2014 GRAT, except to the extent of his pecuniary interest therein.

Dennis Erani exercises sole voting and dispositive power over the Shares held by the Dennis Erani 2014 GRAT. Dennis Erani disclaims beneficial ownership of the Shares held by the Dennis Erani 2014 GRAT, except to the extent of his pecuniary interest therein.

(c)     On April 9, 2021, Starr Wisdom sold 20,000 Shares on the open market at a price of $22.11 per Share. Except for such sale by Ms. Wisdom and the Distribution described in Item 3 of this Statement (which is incorporated herein by reference), none of the Controlling Entities has effected any transactions in Shares during the past 60 days.”

[signature page follows]

CUSIP No. 68621F102	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 10, 2021

ALAN A. ADES

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GLENN H. NUSSDORF

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

STARR WISDOM

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ORGANO PFG LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

CUSIP No. 68621F102	Page 18 of 18 Pages

ORGANO INVESTORS LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALAN ADES 2014 GRAT

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI FAMILY TRUST DATED 12/29/2012

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI 2012 ISSUE TRUST DATED 12/20/12

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 FAMILY TRUST U/A/D AUGUST 12, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 ORGANO 10-YEAR GRAT U/A/D SEPTEMBER 30, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact